SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006 (Report No. 2)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI PRESENTS SATURN 5000 READER WITH ENHANCED FEATURES
TO SUPPORT MULTIPLE APPLICATION PROGRAMS AT ETA
ANNUAL MEETING IN LAS VEGAS, NV APRIL 18-20

Ohad Bashan, Chief Marketing Officer Presents on Thursday, April 20

Fort Lee, NJ – April 18, 2006 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications, today announced that it will be presenting at the ETA Annual Meeting and Expo on April 18-20 at the Mandalay Bay Resort and Casino, Las Vegas, Nevada.

In Booth 814, OTI will demonstrate its range of smart card solutions with special focus on Payments – cashless solutions for small ticket items including reader solutions for quick upgrade of POS terminals and card solutions in a variety of form factors.

Ohad Bashan, Chief Marketing Officer and President of OTI America will be presenting on Thursday, April 20 at 1:00PM on “Its Here, Its Fast, and Its Catching On – Contactless Payments.”

OTI’s Saturn 5000 contactless reader has received certification from major financial institutions to support multiple contactless payment programs, as well as multiple applications programs. The Saturn 5000 is approved for use in MasterCard’s PayPass™, Visa contactless program and ExpressPay from American Express. The enhanced features offered by the Saturn 5000 allow for faster transactions and the ability to support multiple application programs and other programs for mass transit ticketing, MIFARE, and more.

The Saturn 5000 is designed to allow quick upgrades of existing POS terminals to accept contactless payments, with the reader facing the customer for easier payment experience. The Saturn 5000 can support multiple payment applications and is currently compatible with the major POS terminal providers and acquirers. Supporting the major contactless payment programs, the software integrated in the Saturn 5000 can read a variety of sources including credit cards and key fobs. OTI also offers OEM solutions that can be integrated into payment terminals.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: April 20, 2006